Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

BLACKSTONE / GSO SECURED LENDING FUND

THIS Certificate of Amendment to Certificate of Trust of Blackstone / GSO Secured Lending Fund (the “Trust”) is being duly executed and filed by the undersigned, as trustee, to amend the Certificate of Trust of a statutory trust formed under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1. Name. The name of the statutory trust is Blackstone / GSO Secured Lending Fund.

2. Amendment to Certificate. The Certificate of Trust of the Trust is hereby amended by changing the name of the Trust to Blackstone Secured Lending Fund.

3. Effective Date. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment in accordance with Section 3811(a)(2) of the Act.

/s/ Daniel H. Smith, Jr.
Daniel H. Smith, Jr., not in his individual capacity but solely as trustee